FEDERAL DEPOSIT INSURANCE CORPORATION
                      WASHINGTON, D.C. 20429

                                  FORM F-4

        QUARTERLY REPORT UNDER SECTION 13 OF THE SECURITIES EXCHANGE
               ACT OF 1934 FOR THE QUARTER ENDED JUNE 30, 1997

                                    7745
                     -----------------------------------
                     (FDIC Insurance Certificate Number)

                                PRIMARY BANK
              ------------------------------------------------
              (Exact name of Bank as specified in its Charter)

                                NEW HAMPSHIRE
                          ------------------------
                          (State of Incorporation)

                                 02-0178110
                   ---------------------------------------
                   (I.R.S. Employer Identification Number)

                      35 MAIN STREET, PETERBOROUGH, NH
                  ----------------------------------------
                  (Address of Principal Executive Offices)

                                    03458
                                 ----------
                                 (Zip Code)

                               (603) 924-7142
               ----------------------------------------------
               (Bank's Telephone Number, including area code)


Indicate by check mark whether the Bank (1) has filed all reports required to be filed by section 13 of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Bank was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                              YES  X   NO
                                  ---     ---

The number of shares outstanding of each of the Bank's classes of common stock as of the latest practicable date is as follows:

                Class: Common Stock, par value $.01 per share
             Outstanding as of July 31, 1997:  2,094,661 shares

                                  CONTENTS

ITEM 1. - FINANCIAL STATEMENTS

BALANCE SHEETS
June 30, 1997 and December 31, 1996                                 1


STATEMENTS OF OPERATIONS
For the Three and Six Months Ended June 30, 1997 and 1996           2


STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Three and Six Months Ended June 30, 1997 and 1996           3


STATEMENTS OF CASH FLOWS
For the Six Months Ended June 30, 1997 and 1996                 4 - 5


NOTES TO FINANCIAL STATEMENTS                                   6 - 12


ITEM 2. - MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS                            13 - 15


OTHER INFORMATION                                              16 - 22

                                PRIMARY BANK
                               Balance Sheets
                (Dollars in Thousands) Except Per Share Data

                                                          June 30,     December 31,
                                                           1997            1996
                                                        -----------    ------------
                      Assets                            (Unaudited)

Cash and cash equivalents                                $ 21,169        $ 12,430
Securities available for sale (note 2)                     68,925          83,039
Investment securities held to maturity (note 3)            50,525          59,643
Mortgage-backed securities held to maturity (note 4)       14,619          15,681
Loans (note 5)                                            248,094         235,537
Less allowance for loan losses                             (2,683)         (2,577)
                                                         ------------------------
      Net loans                                           245,411         232,960
                                                         ------------------------

Banking premises and equipment                              9,736           8,815
Other real estate owned, net (note 6)                       1,480           1,980
Accrued income receivable                                   3,199           3,355
Stock in the FHLB of Boston, at cost                        3,986           3,150
Other assets                                               10,706           4,313
Deferred income tax asset, net (note 10)                    1,927           2,041
                                                         ------------------------
      Total assets                                       $431,683        $427,407
                                                         ========================

Liabilities and Stockholders' Equity

Deposits (note 7)                                        $311,571        $305,090
Customer repurchase agreements                             28,001          33,426
Borrowed funds (note 8)                                    59,867          58,499
Advance payments by borrowers for taxes                       494             423
Accrued interest payable                                      728             708
Other liabilities                                           1,086           1,128
                                                         ------------------------
      Total liabilities                                   401,747         399,274
                                                         ------------------------
Stockholders' Equity
Common Stock (par value $.01 per share,
 2,088,567 shares outstanding)                                 21              21
Additional paid-in capital                                 16,981          16,161
Retained earnings                                          13,250          12,511
Less: Unearned Compensation - ESOP                           (143)           (143)
                                                         ------------------------
                                                           30,109          28,550
Unrealized loss on securities available for sale,
 after tax effects (note 2)                                  (173)           (417)
                                                         ------------------------
Total Stockholders' Equity                                 29,936          28,133
                                                         ------------------------
Total Liabilities and Stockholders' Equity               $431,683        $427,407
                                                         ========================


See accompanying notes to financial statements.

                                PRIMARY BANK
                    Statements of Operations (Unaudited)
                (Dollars in Thousands) Except Per Share Data

                                                                      Three Months Ended         Six Months Ended
                                                                           June 30,                  June 30,
                                                                    ----------------------    ----------------------
                                                                      1997         1996         1997         1996
                                                                      ----         ----         ----         ----

Interest Income:

Mortgage loans                                                      $   3,407    $   3,052    $   6,697    $   6,066
Other loans                                                             1,944        1,727        3,767        3,707
Mortgage-backed securities                                                255          197          514          411
Investment securities and securities available for sale                 2,361        2,019        4,673        3,777
Interest bearing deposits in other banks                                   29           25           35           45
                                                                    ------------------------------------------------
      Total interest and dividend income                                7,996        7,020       15,686       14,006
                                                                    ------------------------------------------------

Interest Expense:

Deposits                                                                2,785        2,841        5,549        5,710
Repurchase agreements                                                     339          252          714          528
Borrowed funds                                                          1,000          713        1,892        1,292
                                                                    ------------------------------------------------
      Total interest expense                                            4,124        3,806        8,155        7,530
                                                                    ------------------------------------------------
Net interest and dividend income                                        3,872        3,214        7,531        6,476
Provision for loan losses                                                 600          242          750          296
                                                                    ------------------------------------------------
Net interest and dividend income after provision for loan losses        3,272        2,972        6,781        6,180
                                                                    ------------------------------------------------

Other Income:

Loan fees                                                                  71           85          148          155
Deposit fees                                                              531          436        1,014          851
Net gain on sale of securities available for sale                          23           23           27           53
Gain (loss) on sale of assets                                              (3)         110           (1)          51
Other                                                                     158           53          243          126
                                                                    ------------------------------------------------
      Total other income                                                  780          707        1,431        1,236
                                                                    ------------------------------------------------

Operating Expenses:

Salaries and employee benefits                                          2,188        1,378        3,659        2,719
Occupancy expense                                                         314          323          638          644
Office expense                                                            348          296          661          627
FDIC Insurance                                                             10           22           19           44
Data processing fees                                                      340          320          657          609
Professional service fees                                                 154          130          327          212
Marketing                                                                 182          194          356          344
Other                                                                     656          370        1,156          784
                                                                    ------------------------------------------------
      Total operating expense                                           4,192        3,033        7,473        5,983
                                                                    ------------------------------------------------
Income before income taxes                                          $    (140)   $     646    $     739    $   1,433
      Income tax benefit                                                    -          140            -          140
                                                                    ------------------------------------------------
      Net income                                                         (140)         786          739        1,573
                                                                    ================================================
Earnings per common and common equivalent share                     $    (.07)   $     .37    $     .32    $     .74

Average common and common equivalent shares outstanding             2,088,567    2,106,305    2,276,585    2,105,252

See accompanying notes to financial statements.

                                PRIMARY BANK
                Statements of Changes in Stockholders' Equity
                                 (Unaudited)
                           (Dollars in Thousands)

                                                                                               Unrealized
                                                                                 Unearned      Gain (Loss)
                                                       Additional                Compensa-    on Securities
                                             Common     Paid-in      Retained      tion         Available
                                             Stock      Capital      Earnings      ESOP       For Sale, Net     Total
                                             ------    ----------    --------    ---------    -------------    -------

Balance at December 31, 1995                  $19       $15,808      $ 9,090      $(179)         $   228       $24,966

Shares issued under stock incentive plans       -            48            -          -                -            48

Net income for the six months ended
 June 30, 1996                                  -             -        1,573          -                -         1,573

Change in unrealized gain (loss) on
 securities available for sale                  -             -            -          -           (1,535)       (1,535)
                                              ------------------------------------------------------------------------
Balance at June 30, 1996                      $19       $15,856      $10,663      $(179)         $(1,307)      $25,052
                                              ========================================================================


Balance at December 31, 1996                  $21       $16,161      $ 12,511     $(143)         $  (417)      $28,133

Shares issued under stock incentive plans       -           820             -         -                -           820

Net income for the six months ended
 June 30, 1997                                  -             -           739         -                 -          739

Change in unrealized gain (loss) on
 securities available for sale, net             -             -             -         -               244          244
                                              ------------------------------------------------------------------------
Balance at June 30, 1997                      $21       $16,981      $ 13,250     $(143)         $   (173)     $29,936
                                              ========================================================================


See accompanying notes to financial statements.

                                PRIMARY BANK
                          Statements of Cash Flows
                           (Dollars in Thousands)

                                                                                         Six Months Ended
                                                                                             June 30
                                                                                       --------------------
                                                                                         1997        1996
                                                                                         ----        ----

Cash flows from operating activities:
  Net income                                                                           $    739    $  1,573
  Adjustments to reconcile net income to net cash provided by operating activities:
  Provision for loan losses                                                                 750         296
  Amortization (accretion) of investment and mortgage-backed securities                      56         (30)
  Net amortization of deferred loan fees                                                    233         167
  Depreciation and amortization expense                                                     501         510
  Net gain on sale of securities available for sale                                         (27)        (53)
  (Gain) loss on sale of loans and other assets                                               1         (51)
  Decrease (increase) in accrued interest receivable                                        156        (357)
  Increase in other assets                                                               (6,393)     (4,406)
  Increase in deferred income tax asset, net                                                (12)       (140)
  Increase in accrued interest payable                                                       20          39
  (Decrease) increase in accrued expenses and other liabilities                             (42)         14
  Net increase in advance payments by borrowers for taxes                                    71          57
                                                                                       --------------------
      Net cash used in operating activities                                              (3,947)     (2,381)
                                                                                       --------------------

Cash flows from investing activities:
  Maturities and calls of investment securities held to maturity                          9,450       4,000
  Purchases of investment securities held to maturity                                      (450)    (23,040)
  Sale of securities available for sale                                                  34,143       7,647
  Purchase of investment securities available for sale                                  (29,606)    (28,916)
  Maturities and calls of securities available for sale                                   3,000       5,949
  Purchases of mortgage-backed securities held to maturity                                    -      (3,348)
  Principal payments on investment and mortgage-backed
   securities held to maturity                                                            1,203       3,011
  Principal payments on securities available for sale                                     6,895       3,565
  Purchase of stock in the Federal Home Loan Bank of Boston                                (836)        (27)
  Sale of stock in the Federal Home Loan Bank of Boston                                       -       1,343
  Proceeds from sales of other real estate owned, net of loans granted                      262         502
  Net increase in loans receivable                                                      (13,196)     (4,135)
  Proceeds from sales of loans and other assets                                               6      12,237
  Purchase of banking premises and equipment                                             (1,429)       (206)
                                                                                       --------------------
      Net cash provided by (used in) investing activities                                 9,442     (21,418)
                                                                                       --------------------

                                PRIMARY BANK
                    Statements of Cash Flows (Unaudited)
                           (Dollars In Thousands)

                                                               Six Months Ended
                                                                   June 30,
                                                              ------------------
                                                               1997       1996
                                                               ----       ----

Cash flows from financing activities:
  Net increase (decrease) in deposits                         $ 6,481    $   599
  (Decrease) increase in repurchase agreements                 (5,425)       142
  Increase in borrowed funds                                    1,368     24,839
  Issuance of common stock                                        820         48
                                                              ------------------
      Net cash provided by financing activities                 3,244     25,628
                                                              ------------------

Net increase in cash and cash equivalents                       8,739      1,829
Cash and cash equivalents at beginning of period               12,430     11,040
                                                              ------------------
Cash and cash equivalents at end of period                    $21,169    $12,869
                                                              ==================

Supplemental cash flow information:
  Cash paid for the period for:
    Interest on deposits and borrowed funds                   $ 8,135    $ 7,491
Supplemental disclosures of non-cash investing activities:
  Loans transferred to real estate owned                          116      1,192
  Loans charged-off, net                                          644        993
  Loans granted on sales of other real estate owned               354        429


See accompanying notes to financial statements.

                                PRIMARY BANK
                  Notes to Financial Statements (Unaudited)


1.  Basis of Presentation
The unaudited financial statements of Primary Bank (the "Bank"), have been prepared in accordance with regulations of the Federal Deposit Insurance Corporation (the "FDIC"). Certain information required by Generally Accepted Accounting Principles ("GAAP") has been condensed or omitted pursuant to such rules and regulations.

The financial statements for the six months ended June 30, 1997 and 1996 include all adjustments (consisting only of normal recurring adjustments) which management considers necessary for a fair presentation of results for those interim periods. The results for the six months ended June 30, 1997 are not necessarily indicative of the results expected for the entire year.

It is suggested that these interim unaudited financial statements be read in conjunction with the audited financial statements of the Bank for the year ended December 31, 1996.

(a)  Impaired Loans
Commercial and commercial real estate loans are considered impaired when it is probable that the Bank will not be able to collect all amounts due according to the contractual terms of the loan agreement. The amount of impairment for all impaired loans is determined by the difference between the present value of the expected cash flows related to the loan using the original contractual interest rate and its recorded value, or, as a practical expedient in the case of collateral dependant loans, the difference between the fair value of the collateral and the recorded amount of the loan. When foreclosure is probable, impairment is measured based on the fair value of the collateral. Mortgage and consumer loans which are not individually significant are measured for impairment collectively.

Loans are placed on non-accrual status when payment of principal or interest is considered to be in doubt or is past due 90 days or more. Previously accrued income that has not been collected is reversed from current income, and subsequent cash receipts are applied to reduce the unpaid principal balance.

At June 30, 1997, total impaired loans were $1.3 million and had a related general allowance for loan losses of $147,000. During the period ended June 30, 1997, the average recorded investment in net impaired loans was $1.8 million with $7,000 of interest income being recognized on these loans using the cash basis method of income recognition.

(b)  Earnings per share
Earnings per share is calculated by dividing net income for the period by the weighted average number of shares of common and common equivalent shares outstanding during the period. Common equivalent shares include the incremental shares issued under the treasury stock method for stock options considered to be exercised. Common shares outstanding exclude uncommitted ESOP shares and include committed ESOP shares. Earnings per share for applicable periods have been retroactively adjusted to reflect a 5% stock dividend paid in January 1997.

                                PRIMARY BANK
                  Notes to Financial Statements (Unaudited)

2.  Securities Available for Sale
Securities available for sale at June 30, 1997 are summarized as follows:

                                                        Unrealized    Unrealized     Fair
                                              Cost        Gains         Losses       Value
                                              ----      ----------    ----------     -----
                                                         (Dollars in Thousands)

Corporate and other                          $   999       $  -         $ (15)      $   984
U.S. Government agencies                       7,000          1           (72)        6,929
  Mortgage-backed securities:
    Fannie Mae                                27,693        103          (202)       27,594
    Freddie Mac                               22,394         76          (153)       22,317
    Ginnie Mae                                10,649          6           (33)       10,622
                                             ----------------------------------------------
      Total mortgage-backed securities        60,736        185          (388)       60,533
Marketable equity securities                     451         52           (24)          479
                                             ----------------------------------------------
      Total securities available for sale    $69,186       $238         $(499)      $68,925
                                             ==============================================

Securities available for sale at December 31, 1996 are summarized as follows:

                                                        Unrealized    Unrealized     Fair
                                              Cost        Gains         Losses       Value
                                              ----      ----------    ----------     -----
                                                         (Dollars in Thousands)

U.S. Government agencies                     $12,999       $  8         $(220)      $12,787
Corporate and other                              999          -           (12)          987
Mortgage-backed securities:
  Fannie Mae                                  33,284         59          (233)       33,110
  Freddie Mac                                 32,402         39          (260)       32,181
  Ginnie Mae                                   3,577          1           (69)        3,509
                                             ----------------------------------------------
      Total mortgage-backed securities        69,263         99          (562)       68,800
Marketable equity securities                     409         83           (27)          465
                                             ----------------------------------------------
      Total securities available for sale    $83,670       $190         $(821)      $83,039
                                             ==============================================

                                PRIMARY BANK
                        Notes to Financial Statements

3.  Investment Securities Held to Maturity
The amortized cost and fair value of investment securities at June 30, 1997 and December 31, 1996 are summarized as follows:

                                                           June 30, 1997
                                          ------------------------------------------------
                                          Amortized    Unrealized    Unrealized     Fair
                                            Cost         Gains         Losses       Value
                                          ---------    ----------    ----------     -----
                                                       (Dollars in Thousands)
                                                       ----------------------

U.S. Government agencies                   $49,270        $ 35         $(596)      $48,709
SBA Securities                                 848           7            (3)          852
Municipal obligations (1)                      407           -             -           407
                                           -----------------------------------------------
      Total investment securities          $50,525        $ 42         $(599)      $49,968
                                           ===============================================

                                                         December 31, 1996
                                          ------------------------------------------------
                                          Amortized    Unrealized    Unrealized     Fair
                                            Cost         Gains         Losses       Value
                                          ---------    ----------    ----------     -----
                                                       (Dollars in Thousands)
                                                       ----------------------

U.S. Government agencies                   $58,211        $105         $(493)      $57,823
SBA Securities                               1,011          11            (7)        1,015
Municipal obligations (1)                      421           -             -           421
                                           -----------------------------------------------
      Total investment securities          $59,643        $116          (500)      $59,259
                                           ===============================================

<F1>  Municipal obligations represent obligations of cities and towns in New
      Hampshire and are not readily saleable.

4.  Mortgage-backed Securities:
The amortized cost and fair value of mortgage-backed securities at June 30, 1997 and December 31, 1996 are summarized as follows:

                                                           June 30, 1997
                                          ------------------------------------------------
                                          Amortized    Unrealized    Unrealized     Fair
                                            Cost         Gains         Losses       Value
                                          ------------------------------------------------
                                                       (Dollars in Thousands)
                                                       ----------------------

Mortgage-backed securities:
  Fannie Mae                               $ 6,780        $ 29         $(133)      $ 6,676
  Freddie Mac                                1,000           -           (69)          931
  Ginnie Mae                                 6,489         127          (105)        6,511
  Other backed securities                      350           -            (8)          342
                                           -----------------------------------------------
      Total mortgage-backed securities     $14,619        $156         $(315)      $14,460
                                           ===============================================

                                PRIMARY BANK
                        Notes to Financial Statements

                                                         December 31, 1996
                                          ------------------------------------------------
                                          Amortized    Unrealized    Unrealized     Fair
                                            Cost         Gains         Losses       Value
                                          ---------    ----------    ----------     -----
                                                       (Dollars in Thousands)
                                                       ----------------------

Mortgage-backed securities:
  Fannie Mae                               $ 7,030        $ 32         $(141)      $ 6,921
  Freddie Mac                                1,000           -           (99)          901
  Ginnie Mae                                 7,227         112          (113)        7,226
  Other backed securities                      424           -           (11)          413
                                           -----------------------------------------------
      Total mortgage-backed securities     $15,681        $144         $(364)      $15,461
                                           ===============================================

5.  Loans, Net
The composition of the balances of loans at June 30, 1997 and December 31, 1996 is as follows:

                                                    June 30,    December 31,
                                                      1997          1996
                                                    --------    ------------
                                                     (Dollars in Thousands)
                                                     ----------------------

Residential - fixed rate                            $  6,013      $  5,559
Residential - variable rate                           54,893        56,214
Construction                                           3,601         2,325
Commercial and Multifamily - fixed rate               28,883        27,960
Commercial and Multifamily - variable rate            62,797        59,922
Government guaranteed purchased loans                 11,090         6,931
                                                    ----------------------
      Mortgage loans                                 167,277       158,911
                                                    ----------------------

Industrial revenue bonds (Municipal obligations)       3,026           894
Commercial - fixed rate                               13,424        11,894
Commercial - variable rate                            32,191        30,852
Home equity                                           11,812        11,989
Second mortgage                                        2,600         2,040
Installment                                            8,085         8,009
Government guaranteed purchased loans                  9,679        10,948
                                                    ----------------------
      Other loans                                     80,817        76,626
                                                    ----------------------
      Total loans                                   $248,094      $235,537
                                                    ======================

                                PRIMARY BANK
                        Notes to Financial Statements

6.  Other Real Estate Owned
The composition of other real estate owned at June 30, 1997 and December 31, 1996 is as follows:

                                  June 30,    December 31,
                                    1997          1996
                                  --------    ------------
                                   (Dollars in Thousands)
                                   ----------------------

Land                               $  465        $  506
One to four family residential        790         1,102
Commercial real estate                242           325
Multi-family real estate                -           110
                                   --------------------
Total OREO                         $1,497        $2,043
Allowance for losses                  (17)          (63)
                                   --------------------
OREO, net                          $1,480        $1,980
                                   ====================

7.  Deposits
Deposits at June 30, 1997 and December 31, 1996 are as follows:

                                       June 30,    December 31,
                                         1997          1996
                                       --------    ------------
                                        (Dollars in Thousands)
                                        ----------------------

Savings                                $ 53,235      $ 51,036
Time certificates                       155,564       155,128
Money market deposit accounts            22,560        25,915
NOW accounts                             44,930        41,544
Demand deposits and official checks      35,282        31,467
                                       ----------------------
Total deposits                         $311,571      $305,090
                                       ======================

8.  Borrowed Funds
Borrowed funds at June 30, 1997 and December 31, 1996 include advances from the Federal Home Loan Bank. Scheduled maturities and interest rates on such advances are as follows:

                               June 30,      Range of      December 31,      Range of
                                 1997         Rates            1996           Rates
                               --------      --------      ------------      --------

Due within one year            $55,111     4.69 - 5.99%      $42,181       5.39 - 7.32%
Due from one to three years      4,756     6.05 - 6.31%       16,318       4.69 - 6.31%
                               -------                       -------
                               $59,867                       $58,499
                               =======                       =======

9.  Financial Instruments with Off-Balance Sheet Risk
The Bank is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers, and to reduce its exposure to fluctuations in interest rates. These financial instruments include commitments to originate and purchase loans, standby letters of credit, and undrawn lines of credit to local business and individuals. The Bank uses its normal underwriting and credit criteria in evaluating these commitments, and establishes appropriate reserves for these commitments.

                                PRIMARY BANK
                        Note to Financial Statements

In the normal course of business, outstanding commitments not reflected in the balance sheet as of the dates indicated were as follows:

                                             June 30,    December 31,
                                               1997          1996
                                             --------    ------------
                                              (Dollars in Thousands)

Home equity lines of credit                  $ 8,290       $ 9,485
Commitments to originate loans                 7,916         9,323
Commercial business lines of credit           19,303        24,764
Standby letters of credit                        524           554
Unadvanced portions of construction loans      1,913         1,079

10.  Income Taxes
A valuation allowance is provided when it is more likely than not that some portion of the gross deferred tax asset will not be realized. Management has established a valuation allowance principally for the effect of the income tax benefit derived from the gross deductible temporary differences. Management believes the existing net deductible temporary differences that give rise to the net deferred income tax asset will reverse in periods the Bank generates net taxable income. At June 30, 1997, the Bank would need to generate approximately $5.7 million of future net taxable income to realize the net deferred income tax asset. Management believes that it is more likely than not that the net deferred income tax asset at June 30, 1997 will be realized based on the significant reduction in the level of non-performing assets.

It should be noted, however, that factors beyond Management's control, such as the general state of the economy and real estate values, can affect future levels of taxable income and that no assurance can be given that sufficient taxable income will be generated to fully absorb gross deductible temporary differences.

As of December 31, 1996, the Bank has net operating loss carryforwards available for federal tax purposes of $6.0 million. The subsequent realization of $2.5 million of that amount, attributable to Horizon Bank and Trust, is subject to limitation as set forth in Internal Revenue Code
Section 382 due to the change in ownership. The remaining $3.5 million may be subject to significant limitation under the provisions of Section 382 in the event of a future ownership change.

11.  Merger
On April 29, 1997 the Bank announced a definitive agreement under which Granite State Bankshares Inc. ("GSB") will acquire the Bank through a merger. The agreement provides that stockholders of the Bank will receive in a tax free exchange, shares of GSB common stock based on the bid price of GSB common stock at 12:00 noon on April 29, 1997 of $25.375. Each outstanding share of the Bank would be converted into .9951 shares of GSB common stock as defined by the exchange ratio.

                                PRIMARY BANK
                        Note to Financial Statements

The exchange ratio for conversion of Primary common stock into GSB common stock remains fixed until GSB's common stock is above $18.185. Based upon GSB's common stock price ranging between $16.197 and $18.185, the value to Bank shareholders increases up to $27.14. If the average bid price of GSB common stock for the twenty trading days preceding the fifth day prior to the effective date of the merger is above $18.185, the exchange ratio will float down from .9951 shares preserving $27.14 of value to Bank shareholders. If the average bid price of GSB common stock for such twenty day period is below $16.197, the exchange ratio floats between .9951 and
1.2438 shares. The Bank may terminate the agreement if the average price of GSB common stock is below $13.533 per share, unless GSB agrees to increase the exchange ratio. The exchange ratios set forth above were adjusted to reflect a 3 for 2 stock split of GSB common stock which became effective on May 9, 1997.

                                PRIMARY BANK
              Management's Discussion and Analysis of Financial
                     Condition and Results of Operations

General
Primary Bank reported a net loss of $140,000 or $.07 per share for the quarter ended June 30, 1997 as compared to net income of $786,000 or $.37 per share for the same quarter ended June 30, 1996. The Bank's net income for the first six months of 1997 totaled $739,000 or $.32 per share, compared to net income of $1,573,000 or $.74 per share for the same period during 1996. The loss in the second quarter ended June 30, 1997 was caused in part by the recording of a first time charge to compensation expense of $798,000 to reflect performance based stock options which vest if the market price of Primary Bank's common stock reaches certain stated levels. During the second quarter the common stock price levels for vesting of 67,675 performance based stock options were reached. It should be noted that this charge did not result in a decrease of book value or stockholders' equity. The quarter ended June 30, 1996 also included a deferred Federal income tax benefit of $140,000.

Net interest income increased $658,000 or 20.5% from $3.2 million to $3.9 million for the quarters ended June 30, 1996 and June 30, 1997, respectively. Net interest margin has increased in each of the last four quarters from 3.45% to 3.80% for the quarters ending June 30, 1996 through June 30, 1997. This was the result of both increased yields on interest bearing assets and a $3.1 million reduction in non-performing assets from $6.6 million at June 30, 1996 to $3.5 million at June 30, 1997. As a result, non-performing assets were .80% of total assets at June 30, 1997 compared to 1.61% at June 30, 1996.

Non-interest income increased $73,000 or 10.3% to $780,000 for the quarter ended June 30, 1997 from $707,000 for the same quarter in 1996. This was primarily the result of increased deposit account fees.

Regulatory Matters

The Bank is in a heavily regulated industry. As a New Hampshire chartered guaranty (stock) savings bank whose deposits are insured by the FDIC, the Bank is subject to regulation by federal and state regulatory authorities including, but not limited to, the FDIC and the New Hampshire Commissioner of Banks.

The following table below sets forth the regulatory capital ratios of the Bank at June 30, 1997, calculated in accordance with the capital requirements. As the table demonstrates at June 30, 1997, the Bank's capital exceeded all regulatory requirements.

                                   June 30, 1997
                           -----------------------------
                              (Dollars in Thousands)
                                                                       Regulatory
                           Actual     Required    Excess    Actual     Percentage
                           Capital    Capital     Amount    Percent     Required
                           -------    --------    ------    -------    ----------

Leverage                   $30,064    $22,026      8,038     6.82%       5.00%
Risk based:
  (i) Tier 1 (core) (1)     30,064      9,946     20,118    12.09%       4.00%
  (ii) Total                32,747     19,891     12,856    13.17%       8.00%

<F1>  The Bank's Tier 1 (core) capital is less than its GAAP capital based upon the regulatory requirement to deduct intangible assets from GAAP capital. At June 30, 1997, the Bank had intangible assets of $45,000, which is the amortized premium paid for the purchase of the deposits of a failed bank from the FDIC in 1991. The premium is being amortized over seven years.

                                PRIMARY BANK

Interest Rate Sensitivity
Interest rate risk management is conducted by the Bank as part of its asset/liability and funds management process and is directed by an Asset/Liability Management Committee. The primary objective of the Bank's asset/liability management process is to manage liquidity, maximize net interest income and return on capital within acceptable levels of risks. Interest rate risk is analyzed in terms of the projected impact on net income from potential short and long term changes in interest rates. Interest rate risk management also seeks to ensure liquidity and capital adequacy in various rate scenarios relative to regulatory and internal guidelines.

The matching of assets and liabilities is analyzed by examining the extent to which such assets and liabilities are "interest rate sensitive" and by monitoring an institution's interest rate sensitivity "gap". An asset or liability is said to be interest rate sensitive within a specific time period if it will mature or reprice within that time period. The interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets maturing or repricing within a specific time period and the amount of interest-bearing liabilities maturing or repricing within that time period. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities. A gap is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets.

During a period of rising interest rates, a negative gap would tend to adversely affect net interest income while a positive gap would tend to result in an increase in net interest income. During a period of falling interest rates, a negative gap would tend to result in an increase in net interest income while a positive gap would tend to adversely affect in net interest income. A sudden and significant increase in interest rates may have an adverse impact on the ability of borrowers of the Bank to repay their loans in accordance with the terms and may also lengthen the period of time to dispose of other real estate owned. Currently, pursuant to the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), the FDIC has proposed a policy statement and is developing regulations that will include an interest rate risk component into the calculation of capital ratios.

The Bank's net interest spread increased to 3.41% for the six months ended June 30, 1997, compared to 3.17% for the same period in 1996. The Bank's interest rate margin also increased to 3.76% for the six months ended June 30, 1997, compared to 3.54% for the same period in 1996. The net interest margin was negatively affected in the first six months of 1996 by the increase in prepayments of mortgage-backed securities and government guaranteed loans. At June 30, 1997, the Bank's cumulative interest rate sensitivity gap as a percentage of total assets at the one year horizon stood at a negative 7.9% gap.

Balance Sheets
Total assets of the Bank at June 30, 1997 were $431.7 million compared to $427.4 million at December 31, 1996, representing an increase of 1.0%. Investment securities, including available for sale and mortgage-backed securities, decreased by $24.3 million during the period to $134.1 million or 31.1% of total assets at June 30, 1997. Net loans increased by $12.5 million or 5.3% during the period to 245.4 million, representing 56.8% of total assets at June 30, 1997.

Deposits increased by $6.5 million or 2.1% from $305.1 million at December 31, 1996 to $311.6 million at June 30, 1997. Repurchase agreements decreased $5.4 million to $28.0 million at June 30, 1997 while borrowings increased $1.4 million to $59.9 million for this same period. Total stockholders' equity increased as earnings for the six months ended June 30, 1997 were complemented by the appreciation of certain securities in the available for sale account after tax effects.

                                PRIMARY BANK

Net Interest Income

Net interest income increased $1.1 million or 16.3% from $6.5 million to $7.5 million for the six months ended June 30, 1996 and June 30, 1997, respectively. The interest margin for the six months ended June 30, 1997 was 3.76% compared to 3.54% for the same period of 1996. As discussed earlier, the interest margin was negatively affected in 1996 due to an increase in prepayments of mortgage-backed securities and government guaranteed loans.

Account service fees and other non-interest income

Total non-interest income for the six months ended June 30, 1997 was $1.4 million, compared to $1.2 million for the same period in 1996. The Bank had non-recurring income of $26,000 and $104,000 related primarily to the investment and purchased loan portfolio for the six months ended June 30, 1997 and 1996, respectively. Service fees on deposit accounts totaled $1.0 million and $851,000 for the six months ended June 30, 1997 and 1996, respectively.

Non-Interest Expense - For the Quarter Ended June 30, 1997 compared to the
                       Quarter Ended June 30, 1996

Non-interest expenses increased by $1.2 million, or 38.2 % from $3.0 million for the second quarter of 1996 to $4.2 million for the same period of 1997. Part of this increase is due to the recording of a charge to compensation expense of $798,000 to reflect performance based stock options which vested in the second quarter of 1997. Salaries and employee benefits increased $810,000 from $1.4 million for the second quarter of 1996 to $2.2 million for the same period in 1997. These increases are primarily due to the compensation expense for stock options as mentioned above; the opening of a new branch in Merrimack, NH in the first quarter of 1997; the hiring of additional loan officers to originate commercial loans in our newer market areas; as well as normal salary increases made during the year.

Office expenses increased $52,000 or 17.6% from $296,000 for the second quarter of 1996 to $348,000 in the second quarter of 1997 due to an increase in the cost and volume of supplies, postage and telephone. Data processing expenses increased $20,000 or 6.3% from $320,000 in 1996 to $340,000 in 1997 as the Bank incurred additional costs related to such new products as the automated telephone response system which was implemented in the third quarter of 1996.

Professional service fees increased $24,000 or 18.5% from $130,000 in the second quarter of 1996 to $154,000 in the second quarter of 1997 due to additional costs associated with shareholder information as well as a reduction in trust income.

Marketing decreased $12,000 or 6.2% from $194,000 in the second quarter of 1996 to $182,000 in the second quarter of 1997 due to timing of expenses. Other expenses increased $286,000 or 77.3% from $370,000 in 1996 to $656,000 in 1997 due to the compensation expense charge related to performance based stock options as well as the Bank in 1996 reducing the OREO reserve by $206,000 while subsequently increasing the allowance for loan losses.

                                PRIMARY BANK

Non-Interest Expense - For the Six Months Ended June 30, 1997 compared to the
                       Six Months Ended June 30, 1996.

Non-interest expenses increased by $1.5 million, or 24.9% from $6.0 million for the six months ended June 30, 1996 to $7.5 million for the same period of 1997. As mentioned above, the Bank recorded $798,000 in first time compensation expense related to performance based stock options which became 75% vested in the second quarter of 1997. Salaries and employee benefits increased $940,000 or 34.6% from $2.7 million in 1996 to $3.7 million in 1997 due to the vested stock options, the opening of a new branch in Merrimack, NH in the first quarter of 1997; the hiring of additional loan officers to originate commercial loans; as well as normal salary increases made during the year.

Office expenses increased $34,000 or 5.4% from $627,000 for the first six months of 1996 to $661,000 for the same period in 1997 principally due to an increase in telephone and supplies expense. Data processing expenses increased $48,000 or 7.9% from $609,000 in 1996 to $657,000 in 1997 as the
Bank incurred additional costs related to new products such as the automated telephone system which was implemented in the third quarter of 1996.

Professional service fees increased $115,000 or 54.2% from $212,000 for the first six months of 1996 to $327,000 for the same period in 1997 due to the ongoing services related to audit, compliance, regulatory as well as loan review. The Bank also incurred costs related to a cost efficiency study being performed in 1997.

Marketing expenses increased $12,000 or 3.5% from $344,000 for the first six months of 1996 to $356,000 for the same period in 1997. Other expenses increased $372,000 or 47.4% from $784,000 in 1996 to $1.2 million in 1997 due to the compensation charge related to performance based stock options as well as the Bank in 1996 reducing the OREO reserve by $206,000 while subsequently increasing the allowance for loan losses.

Provision for Income Taxes

See Note 10.

Net Income
Net income for the six months ended June 30, 1997 was $739,000 a decrease over net income of $1.6 million for the same period in 1996. Attributing to the decrease in net income were the recording of $798,000 in compensation expense related to performance based stock options which became 75% vested in the second quarter of 1997 due to pricing thresholds of the stock having been achieved along with a $140,000 deferred income tax benefit recorded in 1996.

Liquidity
The Bank must maintain a sufficient amount of cash and assets which can readily be converted into cash in order to meet cash outflows from normal depositor requirements and loan demands. The Bank's primary sources of funds are deposits, loan amortization and prepayments, sales or maturities or calls of securities, borrowings and income on earning assets. In addition, the Bank maintains investments in Federal funds sold and interest bearing deposits, which can be immediately converted into cash, and Government Agency securities which can be sold or pledged to raise funds.

                                PRIMARY BANK

The following table sets forth the amounts of interest-earning assets and interest-bearing liabilities outstanding at June 30, 1997 which are anticipated by the Bank, based upon certain assumptions, to reprice or mature in each of the future time periods shown. Except as stated below, the amount of assets and liabilities shown which reprice or mature during a particular period was determined in accordance with the earlier of the term to repricing or the contractual term of the asset or liability to maturity. Management has assumed no prepayments of the Bank's fixed-rate loans. The assumptions used may not be indicative of future withdrawals of deposits or prepayments of loans. Management uses its judgement in classifying Savings, NOW and Money Market accounts according to its expectation of their respective sensitivities to market interest rate changes based on local market conditions and historical experience.

                                                                              At June 30, 1997
                                                                              ----------------
                                                                           (Dollars in Thousands)
                                                                           ----------------------
                                            6 mths    6 mths to   1 yr. to   2 yrs to   3 yrs to   5 yrs to    Over
                                           or less      1 yr.       2 yrs.    3 yrs.     5 yrs.    10 yrs.    10 yrs.    Total
                                           -------    ---------   --------   --------   --------   --------   -------    -----

Interest-earning assets:
  Mortgage loans, net                      $ 57,513   $ 45,699    $ 12,666   $ 10,215   $ 12,868   $ 9,545    $16,948   $165,454
  Other loans, net                           47,918      6,753       5,136      5,765      3,197     1,885      9,998     80,652
  Investment securities
   held to maturity                             997      1,000          19         42      2,402    45,272        793     50,525
  Securities available for sale              25,956     16,506           -      9,870      8,870     2,995      4,729     68,926
  Mortgage-backed securities
   held to maturity                           4,000      4,000       6,619          -          -         -          -     14,619
Fed funds and interest-
 bearing deposits                             7,319          -           -          -          -         -          -      7,319
FHLB stock                                    3,986          -           -          -          -         -          -      3,986
                                           -------------------------------------------------------------------------------------
      Total interest-bearing assets        $147,689   $ 73,958    $ 24,440   $ 25,892   $ 27,337   $59,697    $32,468   $391,481
Interest-bearing liabilities:
  Savings accounts                         $ 28,857   $      -    $      -   $      -   $      -   $     -    $24,378   $ 53,235
  NOW accounts                                6,360          -      19,285          -          -    19,285          -     44,930
  Money market accounts                      22,560          -           -          -          -         -          -     22,560
  Certificates of deposit                    65,423     49,429      19,493     12,131      7,009     2,079          -    155,564
  Borrowing                                  77,647      5,465       4,756          -          -         -          -     87,868
                                           -------------------------------------------------------------------------------------

      Total interest-bearing liabilities   $200,847   $ 54,894    $ 43,534   $ 12,131   $  7,009   $21,364    $24,378   $364,157

Interest sensitivity gap per period        $(53,158)  $ 19,064    $(19,094)  $ 13,761   $ 20,328   $38,333    $ 8,090   $ 27,324
                                           -------------------------------------------------------------------------------------

Cumulative interest sensitivity gap        $(53,158)  $(34,094)   $(53,188)  $(39,427)  $(19,099)  $19,234    $27,324
                                           --------------------------------------------------------------------------

Cumulative interest sensitivity as a
 percentage of total assets                 (12.31%)    (7.90%)    (12.32%)    (9.13%)    (4.42%)    4.46%      6.33%      6.33%
                                           -------------------------------------------------------------------------------------

Cumulative net interest-earning assets
 as a percentage of interest-bearing
 liabilities                                 73.53%     86.67%      82.23%     87.34%     94.00%   105.66%    107.50%    107.50%
                                           -------------------------------------------------------------------------------------

                                PRIMARY BANK

Average Balance Sheet and Net Interest Income Analysis

Net interest income represents the difference between income on interest-bearing assets and expenses on interest-bearing liabilities. Net interest income depends upon the volume of interest-earning assets and interest-bearing liabilities and the interest rates earned or paid on them.

Interest income for the six months ended June 30, 1997 totaled $15.7 million and reflected an increase of $1.7 million or 12% as compared with the same period in 1996. Interest expense for the six months ended June 30, 1997 totaled $8.2 million and reflected an increase of $625,000 or 8.3% as compared with the same period in 1996.

Net interest income for the six months ended June 30, 1997 totaled $7.5 million and reflected an increase of more than $1.1 million or 16.3% as compared with the same period in 1996. This increase in net interest income is attributable to relative increases in the levels of average interest-earning assets and average interest-bearing liabilities of $37.0 million and $35.1 million, respectively. The net interest margin increased from 3.54% for the six months of 1996 to 3.76% for the six months of 1997 partially due to 1996 being negatively affected by prepayments for mortgage-backed securities and government guaranteed loans.

                                PRIMARY BANK

                                                                  Six Months Ended June 30,
                                                                  -------------------------
                                                            1997                             1996
                                                            ----                             ----
                                                Average                 Yield    Average                 Yield
                                                Balance     Interest    Rate     Balance     Interest    Rate
                                                -------     --------    -----    -------     --------    -----

Average Assets
Interest-earning assets:
  Mortgage loans, net (1)                       $158,492    $ 6,697     8.45%    $144,428    $ 6,066     8.40%
  Other loans, net (1)                            83,619      3,767     9.08%      83,176      3,707     8.94%
  Investment securities held to maturity
   and securities available for sale             142,012      4,556     6.42%     118,729      3,664     6.17%
  Mortgage-backed securities
   held to maturity                               15,254        514     6.74%      15,621        411     5.26%
  FHLB Stock                                       3,595        117     6.56%       3,592        113     6.31%
  Federal funds and interest-
   bearing deposits                                1,340         35     5.27%       1,735         45     5.20%
                                                -------------------------------------------------------------
Total interest-earning assets                    404,312     15,686     7.82%     367,281     14,006     7.65%
                                                            ----------------                 ----------------
Non-interest earning assets                       28,948                           24,854
                                                --------                         --------
Total assets                                    $433,260                         $392,135
                                                ========                         ========

Average liabilities and
 retained earnings
Interest-bearing liabilities:
  Savings accounts                              $ 53,183    $   646     2.45%    $ 51,776    $   634     2.46%
  Money Market and NOW accounts                   67,336        608     1.82%      63,939        613     1.92%
  Certificate accounts                           155,562      4,295     5.57%     154,560      4,463     5.79%
  Borrowed funds                                  96,508      2,606     5.45%      67,204      1,820     5.43%
                                                -------------------------------------------------------------
Total interest-bearing liabilities               372,589      8,155     4.41%     337,479      7,530     4.48%
                                                            ----------------                 ----------------
Non-interest-bearing liabilities                  31,705                           29,822
                                                --------                         --------

Total liabilities                                404,294                          367,301

Stockholders' equity                              28,966                           24,834
                                                --------                         --------

Total liabilities and stockholders' equity      $433,260                         $392,135
                                                ========                         ========

Net interest income/interest rate spread (2)                $ 7,531     3.41%                $ 6,476     3.17%
                                                            ================                 ================
Net interest-earning assets/
 net interest margin (3)                        $ 31,723                3.76%    $ 29,802                3.54%
                                                ========                ====     ========                ====
Interest-earning assets
 to interest-bearing liabilities                  108.51%                          108.83%
                                                ========                         ========

--------------------

<F1>  Includes non-accrual loans
<F2>  Interest rate spread represents the difference between the average rate on interest-earning assets and the average cost of interest-bearing liabilities.
<F3>  Net interest margin represents net interest income before the provision for loan losses divided by average interest-earning assets.




                                PRIMARY BANK

Rate/Volume Analysis

For the quarter ended June 30, 1997, interest income was $8.0 million, an increase of $976,000 compared to the same period in 1996. Interest expense for the quarter ended June 30, 1997 increased $318,000 to $4.1 million. Net interest income increased $658,000 to $3.9 million for the quarter ended
June 30, 1997.

For the six months ended June 30, 1997, interest income was $15.7 million, an increase of $1.7 million compared to the same period in 1996. This increase is attributable to (1) an increase due to volume and rate of $610,000 and $81,000 in the loan portfolio, respectively, and (2) an increase due to volume and rate of $729,000 and $266,000 in the investment securities, securities available for sale and mortgage-backed portfolio, respectively.

Interest expense for the six months ended June 30, 1997 increased by $625,000 to $8.2 million. Borrowings increased due to volume by $779,000.
Certificate of deposit accounts decreased due to rate by $193,000 which was partially offset by an increase due to volume of $25,000. The increase in volume for borrowings was used to fund the purchase of investment securities. Total net interest income increased for the six months ended
June 30, 1997 by $1.1 million. The effect on net interest income is a result of changes in interest rates and in the volume of earning assets and interest bearing liabilities as shown in the following table.

Information is provided on changes attributable to (1) changes in volume
(change in average balance multiplied by prior period yield), (2) change in rate (changes in yield multiplied by prior period average balance).


                                              Six Months Ended June 30,
                                              -------------------------
                                            1997          vs.         1996
                                            ----                      ----
                                          Changes Due to Increase (Decrease)
                                          ----------------------------------
                                                (Dollars in Thousands)
                                                ----------------------
                                          Volume         Rate         Total
                                          ------         ----         -----

Interest Income
  Mortgage loans                          $  595         $ 36         $  631
  Other loans                                 15           45             60
Investment securities held to maturity
 and securities available for sale           739          153            892
Mortgage-backed securities
 held to maturity                            (10)         113            103
FHLB Stock                                     -            4              4
Federal funds and interest-bearing
 deposits                                    (11)           1            (10)
                                          ----------------------------------
Net change in income on interest-
 earning assets                           $1,328         $352         $1,680
Interest Expense
  Savings accounts                        $  (15)        $  3         $  (12)
  Money market and NOW accounts              (30)          35              5
  Certificate accounts                       (25)         193            168
  Borrowed funds                            (779)          (7)          (786)
                                          ----------------------------------

Net change in expense on interest-
 bearing liabilities                        (849)         224           (625)
                                          ----------------------------------
Net change in interest income             $  479         $576         $1,055
                                          ==================================

                                PRIMARY BANK

Provision for Loan Losses

The allowance for loan losses represents amounts available to absorb future loan losses. The level of the allowance is based on management's assessment of the degree of risk associated with the number and type of loans in the loan portfolio. Management uses a number of tools to determine the appropriate level of the allowance, including an internal loan grading system, outside appraisals of real estate loans, external loan review, and historical loss experience of certain types of loans. The allowance is reviewed monthly by the Board of Directors of the Bank, although there can be no assurance that the provision for loan losses will be adequate.

The provision for loan losses for the six months ended June 30, 1997 was $750,000 compared to $296,000 for the same period in 1996. Total non-performing loans decreased by $76,000 from $2.1 million at December 31, 1996 to $2.0 million at June 30, 1997. The allowance at June 30, 1997 and December 31, 1996 as a percentage of non-performing loans was 135% and 124.9%, respectively. Total non-performing assets were $3.5 million at June 30, 1997, compared with $4.0 million at December 31, 1996 and $6.6 million at June 30, 1996. At June 30, 1997, non-performing assets were .80% of total assets, compared to .95% at December 31, 1996 and 1.61% at June 30, 1996.

A summary of the transactions in the allowance for loan losses is as follows: (see Note 1)

                                            Six Months Ended     Year ended     Six Months Ended
                                                June 30,        December 31,        June 30,
                                                  1997              1996              1996
                                            ----------------    ------------    ----------------
                                                           (Dollars in Thousands)
                                                           ----------------------

Balance at beginning of period                   $2,577           $ 3,447           $ 3,447
Provision charged to operations                     750               722               296
Recoveries                                           43               235               165
Net realized losses charged to allowance           (687)           (1,827)           (1,158)
                                                 ------------------------------------------
Balance at end of period                         $2,683           $ 2,577           $ 2,750
                                                 ==========================================

The following table represents information regarding non-performing loans and assets. (See Note 1)

                                    At            At            At
                                 June 30,    December 31,    June 30,
                                   1997          1996          1996
                                 --------    ------------    --------
                                        (Dollars in Thousands)
                                        ----------------------

Loans on non-accrual
  Mortgage loans                  $1,823        $1,873        $3,769
  Other loans                        165           191           266
                                  ----------------------------------
Total non-performing loans(1)     $1,988        $2,064        $4,035
                                  ----------------------------------
Other real estate owned            1,480         1,980         2,555
                                  ----------------------------------
Total non-performing assets       $3,468        $4,044         6,590
                                  ==================================

                                PRIMARY BANK

                                   At            At            At
                                June 30,    December 31,    June 30,
                                  1997          1996          1996
                                --------    ------------    --------
                                       (Dollars in Thousands)
                                       ----------------------

Non-performing loans as % of
 total gross loans                .80%          .88%         1.81%
Non-performing assets as % of
 total assets                     .80%          .95%         1.61%

<F1>  Loans are placed in non-accrual status when they become contractually past due 90 days or more, or there is doubt as to the full and timely payment of principal and interest. Once a loan is placed on non-accrual status, previously accrued but unpaid interest is reversed in the current period against interest income. Interest accrued is resumed only when Management analysis determines that the loans are fully collectible as to principal and interest.

                                PRIMARY BANK


                                 SIGNATURES

Under the requirements of the Securities Exchange Act of 1934, the Bank has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                       PRIMARY BANK



Date:  August 12, 1997                 /s/ Michael J. Janosco, Jr.
      -----------------------          -------------------------------
                                       Michael J. Janosco, Jr.
                                       Senior Vice President &
                                       Chief Financial Officer


                                       PRIMARY BANK



Date:  August 12, 1997                 /s/ William M. Pierce, Jr.
      -----------------------          -------------------------------
                                       William M. Pierce, Jr.
                                       Controller